

November 10, 2014

<u>Via E-mail</u>
Gary Wang
Chief Executive Officer
China Customer Relations Centers, Inc.
1366 Zhongtianmen Dajie
Xinghuo Science and Technology Park
High-tech Zone, Taian City
Shandong Province
People's Republic of China 271000

> **Re: China Customer Relations Centers, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2014**
> **File No. 333-199306**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

2.   Your summary disclosure appears to contain detailed information that is better suited for the body of the prospectus. A summary should not include a lengthy description of your business. We also note that much of your discussion, such as on pages 2 and 3 under the

caption "Industry and Market Background," is repeated elsewhere in your prospectus. Please revise the disclosure in your Summary to ensure that it provides a brief overview of the key aspects of your business. Refer to Item 503(a) of Regulation S-K and part IV.C of SEC Release No. 33-7497.

Our Company, page 1

3.   Please provide support for your claim of leadership in the first sentence in this section and the first bullet point under the heading "Our Competitive Strengths" on page 4. You should also provide support for your statement:
   - In the first sentence of the third full paragraph on page 1 that you "hold major contracts with many of the largest companies" in the telecommunications industry in China;
   - In the last sentence of the second full paragraph on page 3 that "growth rate of consumption is expected to continue to outpace GDP growth;" and
   - In the third bullet point on page 4 that you are the "largest telecommunications call center BPO operation in China."

4.   You disclose in the second sentence that you have 5,000 seats in your call centers. If you are unable to fully utilize your capacity, you should revise to so indicate in your disclosure here. In this regard, we note that you had 4,400 employees as of December 31, 2013.

5.   From your disclosure in the second-to-last paragraph in this section, it is unclear on what basis China Construction Bank and Bank of Communications are considered the largest banks. Please clarify.

Industry and Market Background, page 2

6.   Regarding the industry data and other research you cite in your prospectus by the Ministry of Industry and Information Technology of China, National Statistical Bureau of China, Institute of International Finance, SNL Financial, KPMG, Euromonitor International, CNNIC, and iResearch, please provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. Mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus.

Our Challenges and Risks, page 5

7.   Please consider expanding the list of your most significant challenges and risks to include those arising from your variable interest entity structure, as well as those arising from the complex and developing nature of the regulatory and legal system in the PRC.

Risk Factors, page 10

8.   Some of your risk factor headings do not appear to describe the risks that may result from the facts or uncertainties you describe. For example, it is not clear from the first risk factor heading that your dependence on third-party software, systems, and services could have an adverse effect on your business. Please revise this and other similar risk factor headings to succinctly describe the risk to the company or investors posed by the circumstances you describe.

Changes in regulation…, page 12

9.   Please succinctly explain in this risk factor and consider expanding your "Business" disclosure to explain how your business is related to the leasing of mobile services.

Risks Relating to our Corporate Structure

PRC laws and regulations…, page 19

10.   Expand to state that if your current ownership and operating structure is found to be in violation of any existing or future PRC laws and regulations, you may no longer be able to consolidate the financial results of Taiying, through which all of your operations are conducted, into your consolidated financial statements.

Our Corporate Structure

Control Agreements, page 32

11.   You mention in the second paragraph in this section and elsewhere in your prospectus that you can "substantially influence" the daily operations of Taiying and its subsidiaries. Where appropriate, please disclose the reasons for and specify the circumstances that result in you having less than full control over Taiying and its subsidiaries.

Use of Proceeds, page 34

12.   Given that it may take several months to remit funds to China, please clarify the applicability of the last sentence to proceeds until remittance is complete.

13.   You disclose in the last risk factor on page 18 that you expect to allocate a portion of your offering for acquisitions. Please revise your bullet point disclosure on page 34 to clarify the portion of the proceeds to be set aside for acquisitions.

Exchange Rate Information, page 35

14.   We note the link to www.oanda.com. Hyperlinked information is considered part of the

prospectus and must be filed. Please file the information or revise to remove the hyperlink. Refer to footnote 41 of SEC Release No. 33-7856.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38</u>

<u>General</u>

15.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

16.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant;
- and about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

17.   If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company; how and why they are qualified to prepare your financial

statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements.

18.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements.

19.   As you do not identify an audit committee financial expert in your prospectus, please describe the extent of the audit committee's U.S. GAAP knowledge.

Overview, page 38

20.   It appears that the company receives a significant amount of government grants, which has a material impact on your net income or loss for the periods presented. Please revise your disclosures here to discuss the nature and amount of government grants received, why the grants were awarded, whether there are restrictions on how amounts should be used and whether there are any other obligations that exist after funding is received. Also disclose whether you anticipate grants to be received in the future and if so, the significance of future grants. Lastly, discuss the impact on your operations and profitability in the absence of future grants. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Principal Factors Affecting Our Results of Operations, page 38

21.   Much of the discussion under the headings "Revenues," "Factors Affecting Revenues," "Costs and Expenses," and "Factors Affecting Expenses" on pages 38 through 41 appears to be repeated under the same headings on pages 46 through 48. Please consider consolidating these discussions for readability.

22.   You disclose that your fee structure differs for your inbound customer care services versus your outbound cold calling services, and also that your outbound services present different risks to your business than your inbound services, such as those discussed in the risk factor relating to telemarketing on page 12. Please tell us supplementally what percentage of total revenues you generate from your inbound versus outbound services for the periods covered by the financial statements, and advise what consideration you gave to disclosing these figures in your filing where appropriate. Please also tell us what consideration you gave to discussing any materials trends relating to your provision of

these differing types of services.

Factors Affecting Revenues, page 39

23.   Please expand this discussion of risks to your business to address the actions that
        management is taking to address the most significant risks. You should also describe any
        performance indicators that management uses to assess your business that would be
        material to investors. In this regard, we note your mention of metrics on page 4, such as
        units sold – conversion rate and sales per hour, customer retention, and customer
        satisfaction form a positive sales experience. Refer to SEC Release No. 33-8350.

Results of Operations, page 41

24.   Please clarify whether increases in sales to existing customers were attributable to
        increases in prices or volume. Similarly clarify your disclosure on page 50 to the extent
        that the increase in revenues was not attributable to new customers. Refer to Item
        303(a)(3)(iii) of Regulation S-K.

25.   You state the increase in gross margin from June 30, 2013 to June 30, 2014 was due to
        the increase of your operating efficiency and the termination of less profitable business.
        We also note similar disclosure on page 51. Please tell us what this less profitable
        business was, how significant it was to the periods presented, as well as how you
        accounted for its termination. See Item 303(a)(3)(iii) of Regulation S-K and Section
        III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 42

26.   Revise to explain whether the proceeds of this offering are planned to be used to fund
        your PRC business. If so, explain the PRC regulations to be followed, as well as
        approvals to be obtained, regarding capital injections to foreign-invested enterprises,
        including provisions that limit foreign loans to the difference between the approved
        investment amount and the registered capital of a foreign-invested enterprise. Further,
        disclose Taiying's approved investment amount and its registered capital as of the last
        period presented. Lastly explain the possible actions taken by the relevant PRC
        regulatory authorities due to a failure to strictly abide by any regulations and required
        approvals including whether it could materially impair your liquidity by curtailing your
        ability to finance your PRC business with the proceeds of this offering.

Liquidity, page 42

27.   Please provide a description of the terms under the revolving line of credit that you
        mention on page 42 and tell us what consideration you gave to filing any related
        agreements as exhibits.

Contractual Obligations, page 53

28.   Please tell us where you disclosed the assumptions that you reference in the first
        paragraph of this section.

Critical Accounting Policies, page 54

29.   Please revise to add the consolidation of your VIE as a critical accounting policy and
        disclose significant judgments used, assumptions made and accounting guidance
        followed in determining whether you are the primary beneficiary of Taiying and why
        consolidation of that entity in your consolidated financial statements was appropriate.

Our Business

Online Retail Market, page 60

30.   Please define the terms tier 1 and 2 cities that you use in the third paragraph.

Customers, page 62

31.   Refer to the second paragraph in this section and provide the specific percentages of
        revenue attributable to each of China Telecom and its provincial subsidiaries and China
        Mobile and its provincial subsidiaries for the six months ended June 30, 2014.

Research and Development, page 65

32.   Please disclose any material amounts spent on research and development during the past
        two fiscal years. Refer to Item 101(h)(4)(x) of Regulation S-K.

Intellectual Property Rights, page 66

33.   You disclose in the third paragraph in this section that intellectual property rights are
        important to your business. We also note your disclosure in the second paragraph on
        page 2 that intellectual property rights protection is a key driver of performance in your
        industry. Given your disclosure indicating that you solely rely on trade secrets,
        confidentiality procedures, and contracts, please tell us what consideration you gave to
        adding a risk factor that highlights the risks to your business from the lack of patents or
        trademarks to protect your intellectual property, as well as the relative weakness of the
        Chinese intellectual property regime that you reference in this section.

34.   Please revise to explain the significance of the fact that you have been granted "registered
        computer software ownership rights to ten pieces of intellectual property rights by the
        China State Copyright Bureau." Please also briefly discuss the nature of these ten pieces
        of intellectual property rights, if material.

Related Party Transactions

Transactions with Related Persons, page 77

35.   Please describe the related party transaction with Yongjie Yang.

36.   For those loans required to be disclosed under Item 404 of Regulation S-K, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is required. Refer to paragraphs (c)(1) and (a)(5) of Item 404 of Regulation S-K. In addition, tell us what consideration you gave to filing as exhibits any agreements related to the loans obtained from Chongqing Shenggu Investment Co. Ltd. and Chongqing Shenggu Construction Co. Ltd.

Principal and Selling Stockholders, page 79

37.   Refer to Item 403(b) of Regulation S-K and disclose in your table on page 79 the total number and percentage of shares owned by your officers and directors as a group.

38.   In footnotes 8 through 12, you name the individual who controls the respective entity selling shareholder to which the footnote relates. Please revise to clarify, if accurate, that these individuals hold voting and investment power over the shares held by the entities listed in the table.

39.   Please disclose how the selling shareholders acquired their shares.

40.   Please tell us whether the entities in your table are broker-dealers or affiliate of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Placement, page 94

41.   You disclose in the fourth paragraph that the placement agent *may* be an underwriter. Please revise to disclose that Newbridge Securities Corporation is an underwriter. Refer to Securities Act Section 2(a)(11).

Consolidated Statements of Income and Comprehensive Income, page F-3

42.   Please tell us what is included in "Financial expenses." To the extent it includes interest

expense, please revise to present that amount separately for each period presented. Please make the same revisions on page F-24. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1- Organization, page F-6

43.   You state that the company and China BPO Holdings Limited ("CBPO") do not own any assets or conduct any operations. However, on page 49 you state that you and Taiying maintain cash and cash equivalents in China. Please revise your disclosures here to specifically note the amount of assets and liabilities maintained by you, CBPO and CBPO's subsidiary and whether the remaining assets and liabilities on the consolidated financial statements are those of Taiying and its subsidiaries.

44.   Revise to disclose the risks related to the VIE structure. The revised disclosures should include stating that uncertainties in the PRC legal system could limit your ability to enforce these contractual arrangements. Also disclose what the PRC government could do if the corporate structure and contractual arrangements with the VIE were found to be in violation of any existing PRC laws and regulations including, if true: revoke the VIE business license, discontinue or restrict operations, require you to restructure the operations, take other regulatory or enforcement action against you that could be harmful to your business. Further, specifically state that if the imposition of any of these penalties causes the company to lose the right to direct the activities of the VIE and through the VIE's equity interest in its subsidiaries or the right to receive their economic benefits, the company would no longer be able to consolidate the VIE and VIE's subsidiaries. Please also make these revisions in your disclosures regarding the corporate structure on page 33.

45.   Please revise your disclosure to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. The assets may include electronic equipment, licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

46.   You state that sales of the company are recorded when the actual costs occurred for inbound service and the certain business successful rate was obtained for the outbound service. With regards to the inbound service please clarify for us as to whether the "actual costs" are typically incurred when the service is provided, i.e., when the call is received, such that revenue is recognized in the same period in which the calls received and the fee is based. With regards to the outbound service you note that fees are based on either a per-minute, per-hour, per-transaction or per-call basis. Please tell us how that

basis relates to obtaining the business successful rate as disclosed, how frequently that rate is determined, and whether fees based on minute, hour or transaction are only earned if the business successful rate is met.

Government Grants, page F-11

47. You state that government grants are recognized when received and all conditions specified in the grant have been met. Please revise to briefly describe the types of conditions typically included in the grants and whether you are under any obligations under the grant terms after amounts have been received.

Item 16. Exhibits and Financial Statement Schedules, page II-1

48. Please file a copy of the escrow agreement with SunTrust Bank, Richmond, Virginia that complies with Rule 15c2-4(b)(2) of the Exchange Act of 1934.

49. Please refile your Exhibit 3.1 in a proper electronic format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 102 of Regulation S-T for further guidance.

50. You state on page 19 that your PRC counsel, Kaitong Law Firm, advised you on the validity of the contracts between the WFOE Shandong Juncheng Information Technology Co., Ltd and the operating company Shandong Taiying Technology Co., Ltd. pursuant to which you exercise control Taiying. You disclose on page 21 that this firm also advised you on the New M&A Rule and other matters. Please tell us whether you obtained a written opinion from counsel regarding these matters and if so, what consideration you gave to including the legal opinion of Kaitong Law Firm as an exhibit.

51. In your prospectus, you refer to Zhili Wang and Debao Wang as Gary Wang and David Wang, respectively. Please revise the description in the exhibit index or the prospectus for consistency. We acknowledge in this regard the note on page 31 indicating that your prospectus follows the English naming convention, but it should be clear from disclosure throughout that Zhili Wang and Gary Wang for example refer to the same person.

52. We note your disclosure on pages 38 and 64 and throughout your document regarding your dependence on China Mobile and China Telecom. Please tell us what consideration you gave to filing any agreements with these entities. Refer to Item 601(b)(10)(ii) of Regulation S-K.

53. Please file a copy of the 2014 Share Incentive Plan you disclose on pages F-21 and F-36 or advise.

Item 17. Undertakings, page II-2

54.   Please tell us what consideration you gave to include the undertakings called for by Item 512(f) and (i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser

cc: <u>Via E-mail</u>
  Bradley A. Haneberg, Esq.
  Haneberg, PLC